Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto Board appointment
5 June 2009
Sam Walsh, Chief executive, Rio Tinto Iron Ore, has been appointed to the boards of Rio Tinto plc and Rio Tinto Limited as an executive director, effective immediately.
It has also been announced today that Rio Tinto has agreed with BHP Billiton to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. Sam Walsh will become the initial chairman of the non-executive owners’ council of the joint venture, as set out in that announcement. Aged 59, he has been chief executive of Rio Tinto’s Iron Ore group since 2004. He joined Rio Tinto in 1991 and has held a number of management positions within the group, including chief executive of the Aluminium Group from 2001 to 2004.
Jan du Plessis, Rio Tinto chairman, said: “I am very pleased to welcome Sam to the Rio Tinto boards. Sam’s election is a fitting recognition of his excellent leadership of, and contribution to, the success of our iron ore group, and the wealth of experience within our business that he brings to the table.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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